Policy

EXHIBIT 97.1
Financial Restatement Compensation Recovery Policy
1.0PURPOSE
The purpose of this Financial Restatement Compensation Recovery Policy is to articulate requirements related to the recovery of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with the financial reporting requirements under U.S. federal securities laws in accordance with the terms and conditions set forth herein. This Policy is intended to comply with the requirements of Section 10D of the Exchange Act and the Listing Rules. In the event that Section 10D of the Exchange Act, the Listing Rules or any rule or regulation thereunder prescribe additional requirements or permissions for the Company, Section 10D of the Exchange Act and/or the Listing Rules control and this Policy shall be read to include such requirements and/or permissions. Definitions used in this Policy shall have the meanings set forth in Section 11.
2.0APPLICABILITY
The Policy applies to an Executive Officer’s Incentive-based Compensation in the event of a Financial Restatement.
3.0POLICY STATEMENT
3.1Recovery of Erroneously Awarded Compensation
This Policy sets forth circumstances and conditions that will trigger a recovery of Incentive-based Compensation.
3.1.1Amount to be Recovered
In the event of a Financial Restatement, the Company shall reasonably promptly recover from Executive Officers an amount equal to the Erroneously Awarded Compensation. For the avoidance of doubt, except as set forth in Section 3.1.3, in no event may the Company accept an amount that is less than the amount of the Erroneously Awarded Compensation.

If (i) the applicable Financial Reporting Measure applicable to the relevant Erroneously Awarded Compensation is a stock price or total shareholder return measure, and (ii) the amount of such Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the amount of the Erroneously Awarded Compensation shall be determined based on the Company’s reasonable estimate of the effect of the Financial Restatement on the Company’s stock price or total shareholder return upon which such Recoverable Compensation was received. In the event that an Executive Officer has received any Incentive-based Compensation from a compensation “pool” under which the amount of the pool was determined based on Financial Reporting Measures (regardless of whether the amount actually received by the Executive Officer was determined based on Financial Reporting Measures), the percentage difference in the value of the pool will be treated as Erroneously Awarded Compensation, and such percentage difference in the pool shall be applied to any such Incentive-based Compensation received by the Executive Officer from the pool.

The amount of Erroneously Awarded Compensation shall be calculated on a pre-tax basis.
3.1.2Obligation to Recover
The Company’s obligation to recover Erroneously Awarded Compensation is not dependent on (i) if or when the restated financial statements are filed; or (ii) any fault of the Executive Officer for the accounting errors or other actions leading to a Financial Restatement.
3.1.3Exceptions to Obligation to Recover
Notwithstanding anything to the contrary in Sections 3.1.1 through 3.1.2 hereof, the Company shall not be required to recover any Erroneously Awarded Compensation in the event that (x) the conditions set forth in either of clauses

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3.1.3.1 or 3.1.3.2 are satisfied and (y) the Committee (or a majority of the independent directors serving on the Board) has made a determination that recovery of the Erroneously Awarded Compensation would be impracticable:
3.1.3.1. the direct expense paid to a third party to assist in enforcing the recovery of the Erroneously Awarded Compensation under the Policy would exceed the amount of such Erroneously Awarded Compensation to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this Section 3.1.3.1, the Company shall have first made a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to make such recovery, and provide the applicable required documentation to Nasdaq; or
3.1.3.2. recovery of the Erroneously Awarded Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the Code.
3.1.4Discretion as to Method of Recovery
The Committee shall determine, in its sole discretion, the manner and timing in which any Erroneously Awarded Compensation shall be recovered from an Executive Officer in accordance with applicable law, including, without limitation, by (i) requiring reimbursement of Recoverable Compensation previously paid in cash; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity or equity-based awards; (iii) offsetting the Erroneously Awarded Compensation amount from any compensation otherwise owed by the Company or any of its affiliates to the Executive Officer; (iv) cancelling outstanding vested or unvested equity or equity-based awards (including exempt compensation, including time-vesting equity awards); (v) seeking recovery of any equity received in connection with the vesting, exercise, settlement, sale, transfer or other disposition of any equity or equity-based awards; and/or (vi) taking any other remedial and recovery action permitted by applicable law; provided that, to the extent necessary to avoid any adverse tax consequences to the Executive Officer pursuant to Section 409A of the Code, any offsets against amounts under any nonqualified deferred compensation plans (as defined under Section 409A of Code) shall be made in compliance with Section 409A of the Code.
4.0ADMINISTRATION
Except with respect to the Chief Executive Officer, this Policy shall be administered by the Committee. All decisions of the Committee shall be final, conclusive and binding upon all parties, including the Company and the Executive Officers except with respect to the Chief Executive Officer. The Committee shall have full power and authority to (i) administer and interpret this Policy, (ii) correct any defect, supply any omission, and reconcile any inconsistency in the Policy and (iii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Policy and to comply with applicable law (including Section 10D of the Exchange Act) and applicable stock market or exchange rules and regulations. Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, administer the Policy; provided that, for the Chief Executive Officer of the Company, the Policy shall be administered solely by the Independent Members of the Board, and any reference herein to the Committee in relation to the administration of this Policy as to the Chief Executive Officer shall be a reference to the Independent Members of the Board, and all decisions of the Independent Members of the Board shall be final, conclusive and binding upon the Chief Executive Officer; provided, further, that the Committee may oversee any investigation and provide such recommendations to the Board as determined by the Board in its discretion.
5.0AMENDMENT/TERMINATION
Subject to Section 10D of the Exchange Act and the Listing Rules, this Policy may be amended or terminated by the Committee at any time. To the extent that any applicable law, or stock market or exchange rules or regulations require recovery of Erroneously Awarded Compensation in circumstances in addition to those specified herein, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Erroneously Awarded Compensation to the fullest extent required by

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such applicable law, stock market or exchange rules and regulations. Unless otherwise required by applicable law, this Policy shall no longer be effective from and after the date that the Company no longer has a class of securities publicly listed on Nasdaq.
6.0INTERPRETATION
Notwithstanding anything to the contrary herein, this Policy is intended to comply with the requirements of Section 10D of the Exchange Act and the Listing Rules, and the provisions of this Policy shall be interpreted in a manner that satisfies such requirements, and the Policy shall be operated accordingly. If any provision of this Policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid this conflict.
7.0OTHER COMPENSATION/CLAWBACK RECOVERY RIGHTS
Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies, rights, or requirements with respect to the clawback or recovery of any compensation that may be available to the Company pursuant to the terms of any other recoupment or clawback policy of the Company (or any of its affiliates) that may be in effect from time to time, any provisions in any employment agreement, offer letter, equity plan, equity award agreement or similar plan or agreement and any other legal remedies available to the Company, as well as applicable law, stock market or exchange rules, listing standards or regulations; provided, however, that any amounts recovered or clawed back under any other policy that would be recoverable under this Policy shall count toward any required clawback or recovery under this Policy and vice versa; provided, further, that in no event shall any such action under this Policy result in the duplication in the adjustment, recoupment or clawback of Incentive-based Compensation under any other such policy.
8.0EXEMPT COMPENSATION
The Company has no obligation to seek recovery of amounts paid to an Executive Officer which are granted, vested or earned based solely upon the occurrence or non-occurrence of nonfinancial events. Such exempt compensation includes, without limitation, base salary, time-vesting equity awards, compensation awarded on the basis of the achievement of nonfinancial performance metrics or compensation awarded solely at the discretion of the Committee or the Board; provided that such amounts are in no way contingent on, and were not in any way granted on the basis of, the achievement of any financial measure.
9.0MISCELLANEOUS
9.1Any applicable award agreement or other document setting forth the terms and conditions of any compensation covered by this Policy shall be deemed to include the restrictions imposed herein and incorporate this Policy by reference and, in the event of any inconsistency, the terms of this Policy will govern. For the avoidance of doubt, this Policy applies to all compensation that is received on or after the Effective Date, regardless of the date on which the award agreement or other document setting forth the terms and conditions of the Executive Officer’s compensation became effective.
9.2This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.
9.3All issues concerning the construction, validity, enforcement and interpretation of this Policy and all related documents, including, without limitation, any employment agreement, offer letter, equity award agreement or similar agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

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9.4In the event of any claims, disputes or controversies arising under, out of or in connection with this Policy, including with respect to the recoupment or clawback of any Incentive-based Compensation by the Company, by and between the Executive Officers and the Company, the Company shall engage in good faith negotiations with the Executive Officers. In the event such negotiations fail to resolve such claims, disputes or controversies, to ensure the timely and economical resolution of disputes that arise in connection with this Policy, any and all disputes, claims, or causes of action arising from or relating to the enforcement, performance or interpretation of this Policy shall first be submitted to Judicial Arbitration and Mediation Services, Inc. (“JAMS”) for mediation under the JAMS International Mediation. Either the Company or the applicable Executive Officer may commence mediation by providing a written request for mediation to JAMS and, if initiated by the Company, with notice to the applicable Executive Officer, and if initiated by the Executive Officer, with notice to the Company. Such written request shall set forth the subject matter of the dispute and the relief requested. If the dispute has not been settled within forty-five (45) days following the filing of a Request for Mediation or within such other time period as the parties may agree in writing, any such dispute must be resolved to the fullest extent permitted by law by final, binding arbitration, by a single neutral arbitrator, in New Castle County, Delaware, conducted by JAMS in accordance with its employment dispute resolution rules. All parties, including Executives Officers, their beneficiaries, executors, administrators, or any other legal representative, and the Company, waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. The arbitrator shall issue a written arbitration decision and a statement of the award. The arbitrator shall be authorized to award any or all remedies that any party would be entitled to seek in a court of law. For the avoidance of doubt this Section 9.4 supersedes the forum provisions contained in Article VII Section 6 of SLM Corporation’s Amended and Restated Bylaws.
9.5If any provision of this Policy is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.
10.0NO INDEMNIFICATION
Notwithstanding any employment or equity award agreement between any Executive Officer and the Company containing a provision contrary to this Clawback Policy and for valid and sufficient consideration (including continuing participation in the Company’s incentive compensation programs):
10.1. The Executive Officers are bound by this Policy;
10.2. The Company shall not indemnify any Executive Officer, directly or indirectly, for any losses that such Executive Officer may incur in connection with the recovery of Erroneously Awarded Compensation pursuant to this Policy, including through the payment of insurance premiums or gross-up payments.
10.3. No Executive Officer shall be entitled to (and each Executive Officer waives any right to) any indemnification or advancement of expenses from the Company under applicable law, any certificate of incorporation or bylaw or other governing document of the Company or under any indemnification agreement between the Company or any of its subsidiaries for any expenses (including attorney’s fees), liabilities or losses (including judgments, fines, taxes, penalties or amounts paid in settlement) incurred by the Executive Officer as a result of, or in connection with, any action taken or proceeding commenced by the Company to enforce the Policy; and
10.4 This Policy, including this Section 10, shall continue to apply to the Executive Officers after he or she has ceased to be an employee of the Company.
11.0DEFINITIONS
For the purposes of this specific policy only, the following definitions apply:

Word/Phrase	Definition
Board	The Board of Directors of SLM Corporation.
Code	The U.S. Internal Revenue Code of 1986, as amended.

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Committee	The Compensation Committee or such other committee as designated by the Board or, if so designated by this Policy or by the Board, the Board.
Company	SLM Corporation, Sallie Mae Bank and any of their subsidiaries.
Compensation Committee	The Compensation Committee of the Board.
Dodd-Frank Act	The Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended.
Effective Date	The date on which Section 5608 of the Listing Rules, or such other listing standards implementing Section 10D of the Exchange Act, become effective.
Erroneously Awarded Compensation	The amount of any Recoverable Compensation received by an Executive Officer which exceeds the amount of such compensation that would have otherwise been received by such Executive Officer if calculated based on the Financial Restatement.
Exchange Act	The Securities Exchange Act of 1934, as amended.
Executive Committee	The Executive Committee includes the CEO and others as appointed by the CEO of SLM Corporation, consisting of Executive Officers and such other officers as maybe determined by the CEO.
Executive Committee Member	Any member of the Executive Committee.
Executive Officer	Any current or former “officer” as defined under Section 16 of the Exchange Act, any other individual who is required to be covered by this Policy pursuant to Section 10D of the Exchange Act and the Listing Rules, and any other Executive Committee Member of the Company
Financial Reporting Measure	Any (i) measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements (and any measures that are derived wholly or in part from any such measure), (ii) stock price measure or (iii) total shareholder return measure. For the avoidance of doubt, a Financial Reporting Measure does not need to be presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission.
Financial Restatement
A restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under U.S. federal securities laws that is required in order to correct (i) an error in previously issued financial statements that is material to the previously issued financial statements; or (ii) an error that would result in a material misstatement if the error (A) were corrected in the current period or (B) left uncorrected in the current period.

For purposes of this Policy, a Financial Restatement shall not be deemed to occur in the event of (x) a revision of the Company’s financial statements due to an out-of-period adjustment (i.e., when the error is immaterial to the previously issued financial statements and the correction of the error is also immaterial to the current period) or (y) a retrospective (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; or (5) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.

Financial Restatement Preparation Date	The earlier of (i) the date that the Board (or a committee thereof, or the officer(s) of the Company authorized to take such action if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement, and (ii) the date on which a court, regulator or other legally authorized body directs the Company to prepare a Financial Restatement.

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Incentive-based Compensation
Any compensation (including, for the avoidance of doubt, any cash or equity or equity-based compensation, regardless of source other than as set forth herein) that is granted, earned and/or vested based wholly or in part upon the achievement of a Financial Reporting Measure, even if the grant or payment of the incentive-based compensation occurs after the end of that period.

For purposes of this Policy, “Incentive-based Compensation” shall also be deemed to include any amounts which were determined based on (or were otherwise calculated by reference to) Incentive-based Compensation (including, without limitation, any amounts under any long-term disability, life insurance or supplemental retirement or severance plan or agreement or any notional account that is based on Incentive-based Compensation, as well as any earnings accrued thereon).

Listing Rules
Section 5608 of the Nasdaq Listing Rules and any other listing rules promulgated by Nasdaq (and any applicable regulations, administrative interpretations or stock market or exchange rules and regulations adopted in connection therewith).

Nasdaq	The NASDAQ Global Select Market, or any successor thereof.
Policy	The SLM Corporation Financial Restatement Compensation Recovery Policy, as amended from time to time.
Recoverable Compensation
Any Incentive-based Compensation “received” by an Executive Officer during the applicable Recovery Period; provided that: (i) such Recoverable Compensation was received by such Executive Officer (A) after the Effective Date, (B) after he or she commenced service as an Executive Officer and (C) while the Company had a class of securities publicly listed on Nasdaq (as defined below); and (ii) such Executive Officer served as an Executive Officer at any time during the performance period in respect of such Incentive-based Compensation.

For purposes of this Policy, Incentive-based     Compensation is “received” by an Executive Officer during the fiscal period in which the Financial Reporting Measure applicable to such Incentive-based Compensation (or portion thereof) is attained, even if the payment or grant of such Incentive-based Compensation occurs thereafter.

Recovery Period
The three fiscal years completed immediately preceding the date of any applicable Financial Restatement Preparation Date. Notwithstanding the foregoing, the Recovery Period additionally includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years; provided that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine (9) to twelve (12) months would be deemed a completed fiscal year.